UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2024

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 28, 2024, Oculis Holding AG (the “Registrant”) held an R&D Day and issued a press release regarding updates on its clinical programs and announcing key leadership appointments. The Registrant gave a presentation at the R&D Day showcasing two of Oculis’ clinical programs: OCS-01 in Diabetic Macular Edema (DME) and OCS-02 in Dry Eye Disease (DED). In addition, Oculis’ management provided a brief 2023 business review and outlook for 2024 and announced key leadership appointments. The presentation and the press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

The information contained in this Form 6-K, including Exhibit 99.2, but excluding Exhibit 99.1, is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-271938).

EXHIBIT INDEX

Exhibit	Description

99.1	Presentation dated February 28, 2024

99.2	Press Release dated February 28, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: February 28, 2024	By:	/s/ Sylvia Cheung
Sylvia Cheung Chief Financial Officer